Exhibit 99.33

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Company

Orla Mining Ltd. (“Orla” or the “Company”)

202 – 595 Howe Street

Vancouver, BC

V6C 2T5

Item 2.	Date of Material Change

March 23, 2020

Item 3.	News Release

A news release announcing the material change was issued on March 23, 2020 via Canada Newswire and a copy was subsequently filed on SEDAR.

Item 4.	Summary of Material Change

On March 23, 2020, the Company announced it had entered into a non-binding letter agreement with Fresnillo Plc (“Fresnillo”) as to the commercial terms upon which Orla would obtain the right to expand its Camino Rojo project (“Camino Rojo”) oxide pit onto part of Fresnillo’s mineral concession located immediately to the north of Orla’s property under a definitive layback agreement (the “Layback Agreement”).

Item 5.	Full Description of Material Change

On March 23, 2020, the Company announced that it had entered into a Layback Agreement with Fresnillo. On completion, the Layback Agreement will allow access to oxide and transitional heap leachable mineral resources (“Mineral Resources”) on Orla’s property below the open pit outlined in their June 2019 feasibility study. In addition, the Layback Agreement will provide the Company with the right to mine from Fresnillo’s mineral concession, and recover for Orla’s account, all oxide and transitional material amenable to heap leaching that are within an expanded open pit. The completion of the Layback Agreement is expected to result in a material increase in mineral reserves (“Mineral Reserves”) at Camino Rojo and the Company expects to publish an updated Mineral Reserve estimate for material on Orla’s concession following the completion of the Layback Agreement.

Pursuant to the terms of the Layback Agreement, the Company would pay Fresnillo total cash consideration of US$62.8 million, based on the following schedule:

•	US$10 million upon the execution of the definitive Layback Agreement;

•	US$15 million upon the Company having received all funding and permits required for construction and development; or July 1, 2020, whichever is sooner;

•	US$15 million not later than (i) twelve (12) months following the commencement of commercial production at Camino Rojo or (ii) December 1, 2022, whichever is earlier; and

•	US$22.8 million not later than (i) twenty-four (24) months following the commencement of commercial production at Camino Rojo or (ii) December 1, 2023, whichever is earlier.

The amounts for the third and fourth payments will bear an interest of 5% per annum from July 1, 2020, until the date of payment.

The letter agreement with Fresnillo is non-binding, has a term of 12 months and remains subject to completion of the definitive Layback Agreement between the parties which is currently underway and expected during the first half of 2020. The definitive Layback Agreement will not preclude or restrict Fresnillo from participating in any future development of the sulphide Mineral Resource at Camino Rojo.

The feasibility study on Camino Rojo dated June 25, 2019 titled “Feasibility Study, NI 43-101 Technical Report on the Camino Rojo Gold Project — Municipality of Mazapil, Zacatecas, Mexico” (“Feasibility Study”) is constrained by the north boundary of Orla’s mineral concessions with Fresnillo’s mineral concession. The Feasibility Study supports a Mineral Reserve estimate of 44.0 million tonnes grading 0.73 grams per tonne gold and 14.2 grams per tonne silver out of a total Measured and Indicated Mineral Resource of 94.6 million tonnes grading 0.71 grams per tonne gold and 12.7 grams per tonne silver that is amenable to heap leaching. A portion of the Mineral Resources amenable to heap leaching that are not in the current Mineral Reserves are located just below the bottom of the pit outlined in the Feasibility Study and at relatively shallow depths on the north side of the pit. The Layback Agreement is expected to allow much of this material to be included in a revised mine plan using the same metallurgical recoveries for each rock type and similar operating costs as the Feasibility Study. Not all of the Mineral Resources amenable to heap leaching below the Feasibility Study pit are expected to be included in an updated mining study due to their depth and would likely only be included in future mine plans that consider mining and processing the surrounding sulphides.

As part of the Layback Agreement, the Company would also obtain the right to mine and recover all heap leachable material located on the Fresnillo concession in a pit mined for oxide and transitional material that is covered by the Layback Agreement. This material would result in additional gold and silver production to Orla’s account. Fresnillo drilled approximately 63 core holes totaling 33,253 metres targeting both near surface oxide mineralization and deep sulphide mineralization in the area covered by the Layback Agreement. The Company has received the drill data from Fresnillo but has not yet independently verified the results or undertaken any QA/QC analysis. However, results from Fresnillo holes drilled in close proximity to the most northern holes on the Orla property appear to be consistent with projections of the geological and oxidation models created from the Company’s data and assay results appear to be consistent with projections of Orla’s Mineral Resource model. Additional work, including an estimated 2,500 metres of drilling and detailed QA/QC on the Fresnillo data, and integration of Orla’s geological and resource models with Fresnillo’s drill data will be required to bring material on the Fresnillo concession to the Measured and Indicated Mineral Resource category.

A revised feasibility study on a project unconstrained by Orla’s current property boundary is underway to determine the economic impact of the additional Mineral Resources from Orla’s concession available for processing as a result of the Layback Agreement. Importantly, an expanded operation would not require moving any of the infrastructure in the current design for the project and timelines for the permitting process, engineering, procurement and construction for the development of Camino Rojo will remain unchanged.

Camino Rojo continues to advance as planned with over 35% of the detailed engineering completed to date. The Company has begun purchasing long-lead items and construction is expected to start during the first half of 2020, upon receipt of all required permits. Orla is regularly assessing any potential impact or delays to the development schedule which could arise from the COVID-19 situation.

Orla believes that this agreement with Fresnillo will benefit both parties and the Company’s stakeholders, such as the local communities, through an expanded resource and an enhanced mine profile at Camino Rojo. Through collaboration with Fresnillo, the Company will be in a position to optimize the oxide deposit to its full potential by including the mineralization that would not otherwise be accessible without laying back Orla’s open pit onto Fresnillo’s concession, as well as mineralization located on the Fresnillo property. Orla is pleased to have reached this important value creating milestone in the development of Camino Rojo.

Item 6.	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7.	Omitted Information

Not applicable.

Item 8.	Executive Officer

Contact:	Etienne Morin, Chief Financial Officer
Telephone:	(604) 564-1852

Item 9.	Date of Report

DATED as of this 25th day of March, 2020.

ORLA MINING LTD.

By:	“Etienne Morin”
Etienne Morin
Chief Financial Officer

Forward-looking and Cautionary Statements

This material change report contains certain “forward-looking statements” within the meaning of Canadian and United States securities legislation, including, without limitation, statements with respect to the terms of the agreement in principle and the Layback Agreement, the expected additional material to be included in a future mine plan; timeline for completing a definitive Layback Agreement; results of a feasibility study, including but not limited to the mineral resource and mineral reserve estimation, mine plan and operations, potential economic impact, internal rate of return, sensitivities, taxes, net present value, potential recoveries, design parameters, operating costs, capital costs, production data and economic potential; the timing and costs for production decisions; financing timelines and requirements; permitting timelines and requirements; requirements for additional land; exploration and planned exploration programs, the potential for discovery of additional mineral resources; upside opportunities including land agreements, the development of the sulphide mineral resource and exploration potential; timing for start of engineering work, construction, and receipt of permits; timing for first gold production; and the Company's objectives and strategies. Forward-looking statements are statements that are not historical facts which address events, results, outcomes or developments that the Company expects to occur. Forward-looking statements are based on the beliefs, estimates and opinions of the Company’s management on the date the statements are made and they involve a number of risks and uncertainties. Certain material assumptions regarding such forward dlooking statements are discussed in this material change report, including without limitation, assumptions regarding price of gold and silver; the accuracy of mineral resource and mineral reserve estimations; that there will be no material adverse change affecting the Company or its properties; that all required permits and approvals will be obtained; that social or environmental issues might exist, are well understood and will be properly managed; and that there will be no significant disruptions affecting the Company or its properties. Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements involve significant known and unknown risks and uncertainties, which could cause actual results to differ materially from those anticipated. These risks include, but are not limited to: failing to enter into a definitive agreement with respect to Engineering, Procurement and Construction Management and with respect to the Layback Agreement with Fresnillo; failing to receive the balance of the credit facility; risks related to uncertainties inherent in the preparation of feasibility studies, drill results and the estimation of mineral resources and mineral reserves, including changes in the economic parameters; risks relating to not securing agreements with third parties or not receiving required permits; risks associated with executing the Company’s objectives and strategies, including costs and expenses, as well as those risk factors discussed in the Company’s most recently filed management’s discussion and analysis, as well as its annual information form dated March 28, 2019, available on www.sedar.com. Except as required by the securities disclosure laws and regulations applicable to the Company, the Company undertakes no obligation to update these forward-looking statements if management’s beliefs, estimates or opinions, or other factors, should change.